Mail Stop 4561

September 9, 2008

VIA U.S. MAIL AND FAX 212-581-5690

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020

> **Re:** **Rodman & Renshaw Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 14, 2008**
> **File No. 001-33737**

Dear Mr. Horin:

  We have reviewed your response letter dated August 25, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Discontinued Operations, page F-17

1.   We note your response to our prior comment two. Given that you have retained a more than minor interest in RROF, please provide to us an expanded quantitative and qualitative assessment supporting your conclusion that you do not have significant continuing involvement. In your response, tell us how you considered the criteria in paragraphs 9 through 12 of EITF 03-13.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Value of Underwriter and Placement Agent Warrants, page 9

2.   We have considered your response to our prior comment 5. Explain to us how you determined that the intrinsic value method was an appropriate means of calculating fair value prior to the adoption of SFAS 157. In your response, explain to us how you applied the guidance in paragraphs 22 through 29 of SFAS 107.

Compensation and benefits, page 24

3.   We have considered your response to our prior comment 7 and your proposed disclosure. Please revise your disclosure to include all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or explain to us why no such revisions are necessary.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant